June 21, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Biglari Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Accession No.: 0000921895-11-001353
Re:           Filing Date: June 21, 2011

Dear Sir or Madam:

On June 21, 2011, Biglari Holdings Inc. (the “Company”) transmitted the above captioned preliminary proxy statement with respect to a special meeting of the Company’s shareholders (the “Proxy Statement”) via the Securities and Exchange Commission’s EDGAR system for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended.

Please direct any questions or comments that you may have concerning the Proxy Statement to Michael R. Neidell by telephone at 212-451-2230 or by facsimile to 212-451-2222.

Very truly yours,

/s/ Erik D. Syvertsen

Erik D. Syvertsen